Exhibit 99.1

PRESS RELEASE
453130
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AEGON REPORTS ON HIGHER FIRST NINE MONTHS 2004 RESULTS

•	ALL MAJOR COUNTRY UNITS CONTRIBUTED TO STRONG GROWTH IN EARNINGS

•	INCOME BEFORE REALIZED GAINS AND LOSSES ON SHARES AND REAL ESTATE INCREASED 36% TO EUR 1,378 MILLION (46% at constant exchange rates)

•	NET INCOME INCREASED TO EUR 1,238 MILLION COMPARED TO EUR 764 MILLION IN 2003

•	REVENUE GENERATING INVESTMENTS AMOUNTED TO EUR 306 BILLION, AN INCREASE OF 8% FROM THE BEGINNING OF 2004

The Hague, November 11, 2004 – Today, AEGON reported higher results for the first nine months of 2004 demonstrating its continued focus on profitable growth and commitment to its core businesses in life, pensions, savings and investment products. During the first nine months, AEGON expanded its activities by establishing new operations and distribution agreements in both existing and newly developing markets. In Spain, the partnership with CAM has made an encouraging start. The activities in Slovakia have shown a promising first year and AEGON has just launched a pension fund company to broaden its activities. The national cooperation agreement with the Agricultural Bank of China, which was announced recently, is an important step in enhancing the multi-channel distribution platform in China. In addition, AEGON sold the majority of the non-core Transamerica Finance Corporation (TFC) businesses, in early 2004 and late 2003, and recently closed the sale of TFC’s maritime container leasing company. AEGON expects to sell TFC’s European trailer leasing business by the end of 2004.

“AEGON’s strong nine-months earnings demonstrate our commitment to managing our business for profitability, maintaining our franchise value and delivering products that serve evolving customer needs”, said AEGON’s Chairman of the Executive Board Donald J. Shepard. “This strategy has yielded profitable growth in all of our major country units.”

HIGHLIGHTS Amounts in EUR millions, except per share data	Third quarter 2004	Third quarter 2003 as adjusted	%	First nine months 2004	First nine months 2003 as adjusted	%	Constant currency exchange rates %
Income before realized gains and losses on shares and real estate	489	402	22%	1,378	1,014	36%	46%
Realized gains and losses on shares and real estate	135	101	34%	329	(182)	—	—
Income before tax	624	503	24%	1,707	832	105%	124%
Net income before realized gains and losses on shares and real estate	343	336	2%	976	938	4%	13%
- per share	0.21	0.21	0%	0.61	0.59	3%	13%
Net income	448	435	3%	1,238	764	62%	78%
- per share	0.29	0.28	4%	0.79	0.47	68%	86%

Note: 2003 financial data have been adjusted for the change in accounting principles related to the discontinuance of the indirect income method for recognizing gains and losses on shares and real estate and the adoption of SOP 03-1. For details, please refer to page 21 and 22 and/or to our Q1 2004 earnings release for a reconciliation of ‘as reported’ to ‘as adjusted’.

Highlights

(2003 adjusted for comparison)

amounts in millions
USD				EUR			EUR
First nine months				Third quarter			First nine months
2004	2003	%		2004	2003	%	2004	2003	%
			Income by product segment
709	605	17	Traditional life	220	169	30	579	545	6
286	204	40	Fixed annuities	74	86	(14)	233	184	27
188	154	22	GICs and funding agreements	57	64	(11)	153	138	11
323	206	57	Life for account policyholders	90	79	14	264	185	43
127	21		Variable annuities	35	13	169	104	19
65	32	103	Fee business	13	9	44	53	29	83

1,698	1,222	39	Life insurance	489	420	16	1,386	1,100	26
273	203	34	Accident and health insurance	69	78	(12)	223	183	22
101	66	53	General insurance	34	16	113	82	59	39

2,072	1,491	39	Insurance income	592	514	15	1,691	1,342	26
17	12	42	Banking activities	5	9	(44)	14	11	27
(401)	(377)	6	Interest charges and other	(108)	(121)	(11)	(327)	(339)	(4)

1,688	1,126	50	Income before realized gains and losses on shares and real estate	489	402	22	1,378	1,014	36
403	(202)		Realized gains and losses on shares and real estate	135	101	34	329	(182)

2,091	924	126	Income before tax	624	503	24	1,707	832	105
(574)	(311)	85	Corporation tax	(176)	(111)	59	(469)	(280)	68
—	236		Transamerica Finance Corporation	—	43		—	212

1,517	849	79	Net income	448	435	3	1,238	764	62

			Income geographically
1,637	1,053	55	Americas	471	380	24	1,336	949	41
547	38		The Netherlands	167	172	(3)	447	34
200	143	40	United Kingdom	61	49	24	163	128	27
108	67	61	Other countries	33	23	43	88	60	47

2,492	1,301	92	Income before tax business units	732	624	17	2,034	1,171	74
(401)	(377)	6	Interest charges and other	(108)	(121)	(11)	(327)	(339)	(4)

2,091	924	126	Income before tax	624	503	24	1,707	832	105
(574)	(311)	85	Corporation tax	(176)	(111)	59	(469)	(280)	68
—	236		Transamerica Finance Corporation	—	43		—	212

1,517	849	79	Net income	448	435	3	1,238	764	62

	1,470		Net income historically reported					1,323

6,985	5,391	30	Gross margin	1,931	1,656	17	5,701	4,853	17
5,297	4,265	24	Commissions and expenses	1,442	1,254	15	4,323	3,839	13
			Net income before realized gains and losses
1,196	1,042	15	on shares and real estate	343	336	2	976	938	4

			Amounts per common share of EUR 0.12
0.97	0.52	87	Net income [1]	0.29	0.28	4	0.79	0.47	68
0.97	0.52	87	Net income fully diluted [1]	0.29	0.28	4	0.79	0.47	68
			Net income before realized gains and losses
0.75	0.66	14	on shares and real estate	0.21	0.21	0	0.61	0.59	3

At Sept. 30 2004	At Dec. 31 2003						At Sept. 30 2004	At Dec. 31 2003
10.50	10.08	4	Shareholders’ equity [2]				8.46	7.98	6
10.68	10.53	1	Shareholders’ equity after full conversion [2]				8.61	8.34	3

			Number of employees [3]				27,529	28,141	(2)

			Outstanding common shares:
			- Number of common shares (millions)				1,553	1,514	3
			- Weighted average number (millions)				1,501	1,473	2

[1]	Based on the weighted average number of common shares, adjusted for repurchased own shares.
[2]	Based on the number of common shares outstanding at the end of the period, adjusted for repurchased own shares.
[3]	The 2003 figure has been adjusted for self-employed agents which are no longer included.

Included in this report are financial measures, pre-tax as well as after-tax, that exclude realized gains and losses on shares and real estate. Net income before realized gains and losses on shares and real estate is a non-GAAP measure. Management uses this non-GAAP measure, in addition to GAAP measures, as an indicator of AEGON’s financial performance and believes that the presentation of this measure provides useful and important information to analysts and investors. This non-GAAP measure should be seen as part of a range of supplementary measures, that assist in achieving greater transparency and understanding of insurance reporting and can help investors and analysts in comparing AEGON with its peers. Reconciliation of this measure to the most comparable GAAP measure is provided on page 23.

Income before realized gains and losses on shares and real estate increased 36% to EUR 1,378 million for the first nine months of 2004 (46% on a constant currency exchange rate basis). All country units contributed favorably to the increase, which, compared to the same period in the prior year, was positively influenced by improved credit and equity markets, higher product spreads and an increasing in-force block of business.

Net income before realized gains and losses on shares and real estate increased 4% to EUR 976 million for the first nine months of 2004 (13% on a constant currency exchange rate basis). The increase reflects the strong contribution to earnings by AEGON’s country units, which more than offset the lower income from Transamerica Finance Corporation (a net loss of EUR 19 million compared to a net profit of EUR 212 million for the first nine months of 2003). Net income, which includes realized gains and losses on shares and real estate, increased to EUR 1,238 million for the first nine months of 2004.

Commissions and expenses increased 13% to EUR 4,323 million for the first nine months of 2004. Total operating expenses were 12% higher than in the same period last year at EUR 2,300 million. When adjusting for the consolidation of the remaining TFC activities, operating expenses were slightly lower (4% higher on a constant currency exchange basis). This includes additional employee pension expense, post retirement benefits costs and increased regulatory and compliance costs. Expense management remains an integral part of AEGON’s strategy to focus on profitability.

In the Americas, income before realized gains and losses on shares and real estate increased by 37% to USD 1,463 million (EUR 1,194 million). The Americas represented 66% of income generated by the country units. The main factors driving the improvement in results were lower bond defaults, improved equity markets and increased product spreads relative to the first nine months of last year. Standardized new life production increased 5% to USD 784 million (EUR 640 million) during the first nine months on a comparable basis to the same period in 2003. Standardized new life production in the first nine months of 2004 was particularly strong in traditional life products sold through the agency channel and in the reinsurance operations. This was partly offset by lower Company-Owned Life Insurance sales.

In the Netherlands, income before realized gains and losses on shares and real estate rose 35% to EUR 263 million compared to EUR 195 million in the same period last year. The Netherlands represented 22% of income generated by the country units. The increase in income before realized gains and losses on shares and real estate in the Netherlands was primarily driven by higher interest results. Standardized new life production was 19% lower than in the comparable period last year.

In the United Kingdom, income before realized gains and losses on shares and real estate increased 20% to GBP 110 million (EUR 163 million). The UK represented 8% of income generated by the country units. The increase in earnings mainly reflects higher policy fee income, related to an average 13% higher FTSE level in the first nine months of 2004 compared to the same period in 2003. Standardized new life production increased 5% to GBP 493 million (EUR 734 million). This reflects growth in the core individual and group pensions businesses, partly offset by a fall in asset management institutional sales.

Income before realized gains and losses on shares and real estate in Other countries increased 39% to EUR 85 million and represented 4% of income generated by the country units. The increase in earnings reflects strong improvements in both life and non-life insurance, particularly in Spain.

Shareholders’ equity at September 30, 2004, amounted to EUR 15,025 million, an increase of EUR 1,058 million compared to December 31, 2003. At September 30, 2004, shareholders’ equity represented 72% of AEGON’s total capital base, which exceeds the target of at least 70%. In July of 2004, AEGON successfully completed the issuance of EUR 500 million and USD 250 million in Perpetual Capital Securities. This issue was reopened and the amount outstanding was increased to EUR 950 million and USD 500 million in October 2004. The proceeds of the issue will be used to refinance maturing senior debt. These transactions further strengthen the quality of AEGON’s capital base.

REPORT OF THE COUNTRY UNITS

Americas

(2003 adjusted for comparison)

							amounts in millions
USD				USD			EUR
Third quarter				First nine months			First nine months
2004	2003	%		2004	2003	%	2004	2003	%
			Income by product segment
198	139	42	Traditional life	529	442	20	432	398	9
91	96	(5)	Fixed annuities	286	204	40	233	184	27
70	72	(3)	GICs and funding agreements	188	154	22	153	138	11
26	20	30	Life for account of policyholders	74	63	17	60	57	5
42	14	200	Variable annuities	127	21		104	19
5	0		Fee business	18	10	80	15	9	67

432	341	27	Life insurance	1,222	894	37	997	805	24
73	71	3	Accident and health insurance	241	175	38	197	158	25

505	412	23	Insurance income	1,463	1,069	37	1,194	963	24
432	378	14	of which general account	1,244	975	28	1,015	878	16
73	34	115	of which policyholders account [1]	219	94	133	179	85	111

505	412	23	Income before realized gains and losses on shares and real estate	1,463	1,069	37	1,194	963	24
71	13		Realized gains and losses on shares and real estate	174	(16)		142	(14)

576	425	36	Income before tax	1,637	1,053	55	1,336	949	41
(185)	(113)	64	Corporation tax	(515)	(295)	75	(420)	(267)	57

391	312	25	Net income	1,122	758	48	916	682	34

			Revenues
293	213	38	Life general account single premiums	910	643	42	743	579	28
1,257	1,167	8	Life general account recurring premiums	3,690	3,486	6	3,012	3,138	(4)
20	129	(84)	Life policyholders account single premiums [2]	88	394	(78)	72	355	(80)
314	168	87	Life policyholders account recurring premiums [2]	953	618	54	778	556	40

1,884	1,677	12	Total life insurance gross premiums	5,641	5,141	10	4,605	4,628	(0)
629	609	3	Accident and health insurance premiums	1,905	1,850	3	1,555	1,665	(7)

2,513	2,286	10	Total gross premiums	7,546	6,991	8	6,160	6,293	(2)
1,673	1,606	4	Investment income insurance activities	4,922	4,662	6	4,017	4,196	(4)
248	246	1	Fees and commissions	752	643	17	614	579	6

4,434	4,138	7	Total revenues	13,220	12,296	8	10,791	11,068	(3)

(282)	1,109	(125)	Investment income for account of policyholders	907	4,310	(79)	740	3,879	(81)

			Gross margin, commissions and expenses
1,556	1,323	18	Gross margin	4,604	3,803	21	3,758	3,424	10
1,051	911	15	Commissions and expenses	3,141	2,734	15	2,564	2,461	4

			Standardized new premium production life insurance
310	327	(5)	Single premiums [2]	811	952	(15)	662	857	(23)
222	200	11	Recurring premiums annualized [2]	703	682	3	574	614	(7)
253	232	9	Total recurring plus 1/10 single	784	777	1	640	700	(9)

			Deposits
758	1,024	(26)	Fixed annuities	2,414	4,374	(45)	1,970	3,937	(50)
3,024	2,044	48	GICs and funding agreements	7,838	7,598	3	6,397	6,839	(6)
1,246	1,253	(1)	Variable annuities	4,147	5,243	(21)	3,385	4,719	(28)

5,028	4,321	16	Total production on balance sheet	14,399	17,215	(16)	11,752	15,495	(24)

			Off balance sheet production
1,597	4,178	(62)	Synthetic GICs	4,778	11,239	(57)	3,900	10,116	(61)
			Mutual funds/Collective Trusts and
2,492	2,191	14	other managed assets	8,382	6,053	38	6,841	5,448	26

4,089	6,369	(36)	Total production off balance sheet	13,160	17,292	(24)	10,741	15,564	(31)

[1]	Includes also variable annuities and fee business.
[2]	Effective January 1, 2004, for reasons of consistency, additional variable universal life premiums, in the past recognized as single premiums, have been reclassified to renewal premiums.

The Americas (the AEGON USA companies and AEGON Canada)

•	Income before realized gains and losses on shares and real estate increased 37% to USD 1,463 million in the Americas. All product lines showed a strong increase in earnings.

•	Revenue generating investments rose 7% from year-end 2003 to USD 242 billion.

•	Additions to the default provision in the United States were USD 175 million compared to USD 400 million in the first nine months of 2003.

•	Standardized new life production increased 5% to USD 784 million during the first nine months on a comparable basis to the same period in 2003.

•	Operating expenses, which include additional employee pension expense and regulatory and compliance costs, increased 6% compared to the first nine months of 2003.

Results

Income before realized gains and losses on shares and real estate increased 37% to USD 1,463 million for the first nine months of 2004. Earnings across all product lines have shown strong improvements driven largely by improved credit and equity markets and increased product spreads. Net income, which includes realized gains and losses on shares and real estate, increased to USD 1,122 million for the first nine months of 2004. Realized net gains on shares and real estate were USD 174 million for the first nine months of 2004 compared to a realized net loss of USD 16 million over the same period of 2003.

For the third quarter of 2004, income before realized gains and losses on shares and real estate increased 23% to USD 505 million, compared to the third quarter of 2003. Lower bond defaults and improved mortality results are the primary drivers of the increase in the quarter. Net income, which includes realized gains and losses on shares and real estate, increased to USD 391 million.

Total revenues of USD 13,220 million for the first nine months of 2004 increased 8% compared to the same period in 2003. Life insurance gross premiums of USD 5,641 million increased 10%, accident and health insurance premiums of USD 1,905 million increased 3%. Increased sales, higher investment income, and higher fee income due to higher assets under management contributed to the overall increase.

Investment income of USD 4,922 million was 6% higher than in the first nine months of 2003. In addition to the impact of net realized gains, the increase reflects portfolio growth as a result of general account sales and low lapses, partly offset by lower new money interest rates.

Traditional/Account of Policyholders

Standardized new life production increased 5% to USD 784 million during the first nine months on a comparable basis to the same period in 2003. Retail standardized new life production increased USD 45 million or 8% on a comparable basis to USD 589 million and reflects strong organic growth and solid recruiting results in the agency channel. Standardized new life production increased USD 33 million to USD 134 million at the Reinsurance operations and decreased USD 37 million to USD 62 million on Company-Owned Life Insurance. Company-Owned Life Insurance sales tend to be large and less predictable in nature.

Traditional life income before realized gains and losses on shares and real estate of USD 529 million increased 20% compared to the first nine months of 2003. Lower bond defaults, improved product spreads and new business growth all contributed to the earnings increase and more than offset a USD 40 million property insurance recovery which occurred in 2003.

Life for account of policyholders income before realized gains and losses on shares and real estate of USD 74 million increased 17% for the first nine months of 2004 compared to the same period last year. The increase was due primarily to more favorable mortality and persistency experience combined with new business growth.

Fixed annuities

Deposits of USD 758 million during the third quarter were 8% below the prior quarter. Fixed annuity balances of USD 44.5 billion remained level with year-end 2003. Fixed annuity deposits of USD 2.4 billion decreased 45% in the first nine months of 2004 compared to the same period in 2003. Fixed annuity sales declined compared to the first nine months of 2003 due to lower policyholder crediting rates and adjustments made to commission structures, in response to the risks associated with writing certain types of fixed annuity business in the current low interest rate environment.

Fixed annuity income before realized gains and losses on shares and real estate of USD 286 million for the first nine months of 2004 increased 40% compared to the same period in 2003. Lower bond defaults and more favorable product spreads are the primary drivers of the earnings increase. The product spread on the largest segment of the fixed annuity book was 213 basis points for the third quarter of 2004, which is an increase of 39 basis points from the comparable spread for the same period last year. Compared to the second quarter this year, the product spread on the largest segment of the fixed annuity book decreased 12 basis points. Lower equity related income, lower amortization of prior deferred bond gains and lower portfolio yields, offset in part by reduced crediting rates, all contributed to the decline in spread. Adding back pricing defaults and investment expenses, the gross spread for the third quarter 2004 was 257 basis points, compared to 219 basis points for the third quarter in 2003.

GICs and funding agreements

GIC and funding agreement production of USD 7.8 billion increased 3% in the first nine months of 2004 compared to the same period in 2003. The increased production is primarily due to higher traditional GIC sales, partly offset by lower funding agreement sales. Tight credit spreads in the market have affected sales in 2004 as disciplined pricing has been maintained to achieve returns. GIC and funding agreement balances have increased 8% to USD 29.5 billion from year-end 2003.

GIC and funding agreement income before realized gains and losses on shares and real estate increased 22% to USD 188 million compared to the first nine months of 2003. The increase is driven by improved product spreads, asset growth and a one-time positive effect of USD 16 million received in the first quarter of 2004 related to the performance of a loan portfolio.

Variable annuities

Variable annuities account balances have increased 3% to USD 43.4 billion during the first nine months of 2004. Variable annuity deposits of USD 4.1 billion decreased 21% in the first nine months of 2004 compared to the same period in 2003. The decrease is largely due to the discontinuance of the guaranteed minimum income benefit (GMIB) feature in the first quarter of 2003, as part of our disciplined approach to write profitable business at acceptable risk profiles. A new product with a guaranteed ‘5% for Life’ withdrawal feature (GMWB) has been launched in the fourth quarter of 2004 and will supplement the current Guaranteed Principal Solution (GPS) rider. The ‘5% for Life’ rider is priced at 60 basis points of the guaranteed amount and will require allocation strategies.

Income before realized gains and losses on shares and real estate in the variable annuity line of business increased from USD 21 million in the first nine months of 2003 to USD 127 million in the first nine months of 2004. The significant earnings improvement is the result of higher fund balances due to improved equity market returns and more favorable persistency, lower guaranteed death benefit costs and reduced operating expenses.

Fee business

Fee based products include managed assets such as mutual funds, collective investment trusts and synthetic GICs. Production results for the first nine months totaled USD 13.2 billion, a 24% decrease compared to the same period in 2003. Mutual fund sales of USD 8.4 billion for the first nine months of 2004 increased 38% over the comparable period in 2003, reflecting the expanded marketing relationships with wirehouse networks. Synthetic GIC sales of USD 4.8 billion decreased 57% as equity-like products are now attracting more funds than stable value alternatives. In total, fee based assets have increased 13% to USD 72 billion from year-end 2003.

Fee business income before realized gains and losses on shares and real estate of USD 18 million increased 80% in the first nine months of 2004 compared to the 2003 results for the same period. The first nine months of 2004 income was positively impacted by growth in assets due to deposits and equity market appreciation.

Accident and health business

Accident and health premiums of USD 1,905 million were 3% higher than in the first nine months of 2003 due to increased sales through sponsored programs along with rate increases on certain health products.

Accident and health income before realized gains and losses on shares and real estate of USD 241 million increased 38% in the first nine months of 2004 compared to the same period last year. Lower additions to the default provision combined with improved claims experience, more effective expense containment, and premium rate increases in certain health products improved overall profitability. This was partly offset by a USD 14 million provision increase in the third quarter related to a system conversion.

As previously announced, Long Term Care sales will cease during the first half of 2005 as new business no longer meets our return objectives relative to the risk associated with the product.

Commissions and expenses

Commission and expenses include commissions, operating expenses and the net change in policy acquisition costs. Commissions and expenses of USD 3,141 million increased 15% in the first nine months of 2004 compared to the same period in 2003.

Operating expenses increased 6% to USD 1,338 million due to higher employee pension plan expense (USD 38 million) and increased regulatory and compliance costs.

The Netherlands

(2003 adjusted for comparison)

				amounts in millions
EUR				EUR
Third quarter				First nine months
2004	2003	%		2004	2003	%
			Income by product segment
51	35	46	Traditional life	135	125	8
10	16	(38)	Life for account of policyholders	35	0
4	6	(33)	Fee business	26	16	63

65	57	14	Life insurance	196	141	39
7	11	(36)	Accident and health insurance	20	19	5
11	7	57	General insurance	33	24	38

83	75	11	Insurance income	249	184	35
69	53	30	of which general account	188	168	12
14	22	(36)	of which policyholders account [1]	61	16

83	75	11	Insurance income	249	184	35
5	9	(44)	Banking activities [2]	14	11	27

88	84	5	Income before realized gains and losses on shares and real estate	263	195	35
79	88	(10)	Realized gains and losses on shares and real estate	184	(161)

167	172	(3)	Income before tax	447	34
(31)	(27)	15	Corporation tax	(76)	(54)	41

136	145	(6)	Net income	371	(20)

			Revenues
87	117	(26)	Life general account single premiums	384	557	(31)
66	65	2	Life general account recurring premiums [3]	426	421	1
100	75	33	Life policyholders account single premiums	315	328	(4)
276	250	10	Life policyholders account recurring premiums [3]	1,246	1,204	3

529	507	4	Total life insurance gross premiums	2,371	2,510	(6)
35	27	30	Accident and health insurance premiums	159	141	13
92	94	(2)	General insurance premiums	353	363	(3)

656	628	4	Total gross premiums	2,883	3,014	(4)
357	334	7	Investment income insurance activities	956	544	76
86	66	30	Fees and commissions	251	200	26
69	88	(22)	Income from banking activities	210	273	(23)

1,168	1,116	5	Total revenues	4,300	4,031	7

115	263	(56)	Investment income for account of policyholders	714	636	12

			Gross margin, commissions and expenses
356	307	16	Gross margin	1,073	923	16
268	223	20	Commissions and expenses	810	728	11

			Standardized new premium production life insurance
174	170	2	Single premiums	642	782	(18)
19	26	(27)	Recurring premiums annualized	90	113	(20)
36	43	(16)	Total recurring plus 1/10 single	154	191	(19)

			Deposits
685	679	1	Savings deposits [4]	2,313	2,202	5

685	679	1	Total production on balance sheet	2,313	2,202	5

			Off balance sheet production
200	665	(70)	Mutual funds and other managed assets	611	1,774	(66)

200	665	(70)	Total production off balance sheet	611	1,774	(66)

[1]	Includes also fee business.
[2]	Includes income on off balance sheet type products.
[3]	Reflected in the column first nine months is a reclassification of EUR 62 million from general account recurring premiums to policyholders account recurring premiums relating to Q1 2004.
[4]	Reflected in the column first nine months is an adjustment of EUR 410 million to savings deposits relating to Q1 2004.

AEGON The Netherlands

•	Income before realized gains and losses on shares and real estate increased 35% compared to the first nine months of 2003 to an amount of EUR 263 million.

•	Total revenue generating investments rose 8% to EUR 57 billion from year-end 2003.

•	Standardized new life production, compared to the first nine months of 2003, declined 19% to EUR 154 million.

•	Operating expenses decreased 2% on a comparable basis.

Results

Income before realized gains and losses on shares and real estate totaled EUR 263 million for the first nine months of 2004, a 35% increase compared to the same period in 2003. Net income, which includes realized gains and losses on shares and real estate, amounted to EUR 371 million, compared to a net loss of EUR 20 million in the first nine months of 2003.

Income before realized gains and losses on shares and real estate for the third quarter of 2004 amounted to EUR 88 million, a 5% increase compared to the same period last year. Net income for the third quarter declined 6% to EUR 136 million.

The increase in nine-month income before realized gains and losses on shares and real estate mainly reflects higher interest revenues and lower additions to provisions for credit risk and minimum guarantees.

Realized gains on shares and real estate amounted to EUR 184 million on a pre-tax basis, compared to realized losses of EUR 161 million in the first nine months of last year.

Traditional/Account of policyholders

Overall standardized new life production declined 19% to EUR 154 million compared to the first nine months of 2003. This reflects lower single premium production as a consequence of the focus on value creation instead of volume and the absence of large case group contracts.

Traditional life income before realized gains and losses on shares and real estate increased 8% to EUR 135 million during the first nine months of 2004. This reflects continued positive development of results on disability riders, as well as an increase in the result on interest due to extending of the asset duration. These items were partly offset by increased net amortization of policy acquisition cost, lower cost loadings due to lower production and additional provisions for post-retirement benefits.

Life for account of policyholders income before realized gains and losses on shares and real estate increased EUR 35 million compared to the same period of last year. The improvement primarily reflects lower additions to the provision for guarantees. Other positive elements include results on disability riders, partly offset by lower loadings, higher net amortization of policy acquisition cost on the back of lower production and higher lapses and additional provisions for post-retirement benefits.

Fee business

Income before realized gains and losses on shares and real estate on fee business showed a 63% increase in the first nine months of 2004 to EUR 26 million. The Meeùs group is benefiting from the reorganization that was started in 2003, results at TKP Pensioen increased and asset management profits showed a stable development.

Off balance sheet production decreased by 66% compared to the very strong first nine months of 2003.

Non-life insurance

Accident and health income before realized gains and losses on shares and real estate increased 5% to EUR 20 million on the back of increased business volumes, particularly in the Sick Leave segment. Accident and health premiums rose 13% during the first nine months of this year compared to the prior year.

General insurance reported a 38% rise in income before realized gains and losses on shares and real estate to EUR 33 million. This is driven by a continued favorable claims experience in Fire, while other lines saw declining results.

Banking activities

Income before realized gains and losses on shares and real estate from banking activities increased to EUR 14 million compared to EUR 11 million in the same period last year. The increase is largely attributable to lower additions to the provisions for credit risks. Savings account balances remained fairly stable compared to year-end 2003 levels at EUR 5.7 billion. New deposits were up 5% to EUR 2.3 billion compared to EUR 2.2 billion in the first nine months of 2003.

Commission and expenses

Commission and expenses of EUR 810 million were 11% higher than in the first nine months of 2003. Operating expenses, which include a contribution to the provision for post-retirement benefits, amounted to EUR 464 million, 9% higher than in the same period last year. On a like-for-like basis, operating expenses decreased 2%.

United Kingdom

(2003 adjusted for comparison)

							amounts in millions
GBP				GBP			EUR
Third quarter				First nine months			First nine months
2004	2003	%		2004	2003	%	2004	2003	%
			Income by product segment
0	2		Traditional life	(4)	1		(6)	2
39	32	22	Life for account of policyholders	111	93	19	164	135	21
2	0		Fee business	3	(2)		5	(3)

41	34	21	Insurance income	110	92	20	163	134	22
0	2		of which general account	(4)	1		(6)	2
41	32	28	of which policyholders account [1]	114	91	25	169	132	28

41	34	21	Income before realized gains and losses on shares and real estate	110	92	20	163	134	22
0	0		Realized gains and losses on shares and real estate	0	(4)		0	(6)

41	34	21	Income before tax	110	88	25	163	128	27
(11)	(9)	22	Corporation tax	(31)	(25)	24	(46)	(36)	28

30	25	20	Net income	79	63	25	117	92	27

			Revenues
47	51	(8)	Life general account single premiums	132	150	(12)	196	217	(10)
29	26	12	Life general account recurring premiums	108	76	42	161	110	46
640	665	(4)	Life policyholders account single premiums	1,878	1,985	(5)	2,792	2,881	(3)
278	287	(3)	Life policyholders account recurring premiums	884	869	2	1,315	1,261	4

994	1,029	(3)	Total gross premiums	3,002	3,080	(3)	4,464	4,469	(0)
26	20	30	Investment income insurance activities	73	61	20	109	89	22
21	16	31	Fees and commissions	58	45	29	86	66	30

1,041	1,065	(2)	Total revenues	3,133	3,186	(2)	4,659	4,624	1

856	629	36	Investment income for account of policyholders	1,207	2,135	(43)	1,795	3,098	(42)

			Gross margin, commissions and expenses
143	135	6	Gross margin	419	381	10	622	553	12
102	101	1	Commissions and expenses	309	289	7	459	419	10

			Standardized new premium production life insurance
653	552	18	Single premiums	2,021	1,871	8	3,005	2,716	11
95	92	3	Recurring premiums annualized	291	282	3	433	409	6
160	147	9	Total recurring plus 1/10 single	493	469	5	734	681	8

			Off balance sheet production
24	33	(27)	Mutual funds and other managed assets	83	202	(59)	124	293	(58)

24	33	(27)	Total production off balance sheet	83	202	(59)	124	293	(58)

[1]	Includes also fee business.

AEGON UK

•	Income before realized gains and losses on shares and real estate increased 20% compared to the first nine months of 2003 to a level of GBP 110 million.

•	Total revenue generating investments increased slightly to GBP 35 billion compared to year-end 2003 levels.

•	Standardized new life production, when compared to the first nine months of 2003, increased by 5% to GBP 493 million.

•	Operating expenses decreased 2%.

Results

Income before realized gains and losses on shares and real estate increased 20% to GBP 110 million during the first nine months of the year, compared to GBP 92 million in the same period of 2003. Net income, which includes realized gains on shares and real estate, increased 25% to GBP 79 million. The increase in income before realized gains and losses on shares and real estate during the first nine months primarily reflects higher policy fee income related to an average 13% higher FTSE level in the first nine months of 2004 compared to the same period in 2003.

For the third quarter 2004, income before realized gains and losses on shares and real estate increased 21% to GBP 41 million. Net income for the period increased 20% to GBP 30 million.

There were no realized gains or losses on shares and real estate during the first nine months of 2004, compared to GBP 4 million of net realized losses during the first nine months of 2003.

Traditional/Account of policyholders

Standardized new life production during the first nine months of 2004 increased 5% to GBP 493 million. This reflects growth in the core individual and group pensions businesses, partly offset by a fall in asset management institutional sales.

Income before realized gains and losses on shares and real estate from traditional life amounted to a loss of GBP 4 million during the first nine months of 2004. The main reason for this is a GBP 5 million charge in the first quarter related to the cost reduction program implemented this year.

Income before realized gains and losses on shares and real estate from life for account of policyholders was GBP 111 million, an increase of 19% compared to the first nine months of 2003. This reflects the higher average FTSE level and related higher management fees.

Fee business

Lower expenses in our asset management business have contributed significantly to the overall increase in results in the fee business segment. Income before realized gains and losses on shares and real estate in this segment improved to GBP 3 million compared to a GBP 2 million loss in the first nine months of 2003.

In August 2004, AEGON UK made a strategic investment in the Tenet group, the UK’s third largest independent financial adviser (IFA). AEGON UK now has strategic investments in five IFAs in addition to the majority stakes acquired since June 2002.

Commission and expenses

Commission and expenses increased 7% to GBP 309 million. This is largely due to higher amortization of policy acquisition cost, growth in the distribution companies (including two acquisitions) and restructuring costs.

Operating expenses declined 2% to GBP 247 million, including GBP 17 million of cost reductions due to the cost reduction programs, which has been partly offset by restructuring costs and growth in our owned IFA’s. The total charge related to the cost reduction program is expected to be approximately GBP 10 million, of which GBP 5 million has been accounted for in the first nine months of 2004. The balance is expected to be incurred in the fourth quarter of 2004.

Other countries

(2003 adjusted for comparison)

				amounts in millions
EUR				EUR
Third quarter				First nine months
2004	2003	%		2004	2003	%
			Income by product segment
6	7	(14)	Traditional life	18	20	(10)
2	0		Life for account of policyholders	5	(7)	171
2	3	(33)	Fee business	7	7	0

10	10	0	Life insurance	30	20	50
2	3	(33)	Accident and health insurance	6	6	0
23	9	156	General insurance	49	35	40

35	22	59	Insurance income	85	61	39
31	19	63	of which general account	73	61	20
4	3	33	of which policyholders account [1]	12	0

35	22	59	Income before realized gains and losses on shares and real estate	85	61	39
(2)	1		Realized gains and losses on shares and real estate	3	(1)

33	23	43	Income before tax	88	60	47
(8)	(5)	60	Corporation tax	(22)	(15)	47

25	18	39	Net income	66	45	47

			Revenues
2	1	100	Life general account single premiums	13	9	44
185	161	15	Life general account recurring premiums	425	373	14
2	6	(67)	Life policyholders account single premiums	6	14	(57)
27	53	(49)	Life policyholders account recurring premiums	79	159	(50)

216	221	(2)	Total life insurance gross premiums	523	555	(6)
20	20	0	Accident and health insurance premiums	69	65	6
89	81	10	General insurance premiums	271	251	8

325	322	1	Total gross premiums	863	871	(1)
32	33	(3)	Investment income insurance activities	103	98	5
4	2	100	Fees and commissions	11	8	38

361	357	1	Total revenues	977	977	0

1	15	(93)	Investment income for the account of policyholders	15	30	(50)

			Gross margin, commissions and expenses
99	86	15	Gross margin	285	257	11
64	64	0	Commissions and expenses	200	196	2

			Standardized new premium production life insurance
3	9	(67)	Single premiums	17	24	(29)
64	137	(53)	Recurring premiums annualized	173	299	(42)
65	138	(53)	Total recurring plus 1/10 single	175	301	(42)

			Deposits
8	0		Variable annuities	8	0

8	0		Total production on balance sheet	8	0

			Off balance sheet production
49	37	32	Mutual funds and other managed assets	136	128	6

49	37	32	Total production off balance sheet	136	128	6

[1]	Includes also fee business.

Other countries

•	Income before realized gains and losses on shares and real estate increased 39% compared to the first nine months of 2003 to a level of EUR 85 million.

•	Total revenue generating investments increased 10% to EUR 3.4 billion compared to year-end 2003 levels.

•	Standardized new life production, when compared to the first nine months of 2003, decreased by 42% to EUR 175 million. Production mainly decreased due to lower sales levels in Taiwan, following very strong production last year.

•	Operating expenses rose 4% to EUR 86 million on a comparable basis.

Results

Income before realized gains and losses on shares and real estate in the first nine months of 2004 amounted to EUR 85 million, a 39% increase compared to the EUR 61 million achieved in the comparable period of 2003. Net income, which includes realized gains and losses on shares and real estate, increased 47% to EUR 66 million. For the third quarter, income before realized gains and losses on shares and real estate amounted to EUR 35 million, a 59% increase compared to the third quarter of 2003. Net income increased 39% in the third quarter to EUR 25 million.

Traditional/Account of policyholders

Standardized new life production decreased 42% to EUR 175 million, largely driven by lower production in Taiwan, following very strong sales in the comparable period last year.

New life production in Taiwan declined 44% to NTD 5,401 million (EUR 132 million) in the first nine months of 2004. This reflects the industry wide decrease in traditional life business, while AEGON has chosen not to participate in single premium structured note and interest sensitive annuity products given the inherent risks in those products. Gross premium income at NTD 13.4 billion (EUR 326 million) increased 24% due to new production and good persistency.

In Hungary, standardized new life production showed a 6% decline to HUF 3,545 million (EUR 14 million), while off balance sheet pension production increased by 12% to HUF 34,419 million (EUR 136 million). In Spain, standardized new life production increased from EUR 19 million to EUR 26 million, with life production benefiting from involving the non-life agency network in the sale of life products and an agreement with a large agent. The partnership with CAM has made an encouraging start with EUR 81 million in new premiums through CAM’s extensive branch network. The partnership with CAM is not consolidated in AEGON’s accounts.

Non-life insurance

Total non-life insurance premiums increased 8% compared to the first nine months of 2003. In Hungary, non-life premiums increased by 17% to HUF 21.6 billion (EUR 85 million) mainly as a result of successful car insurance sales. Non-life premiums in Spain increased 6% to EUR 255 million mainly coming from personal lines and small business insurance.

Non-life results increased 34% compared to the first nine months of 2003. While accident and health results remained stable, general insurance results showed a 40% increase to EUR 49 million. This is particularly driven by a strong increase in Spain on the back of improved claims ratios.

Commission and expenses

Commission and expenses increased by 2% to EUR 200 million for the first nine months of 2004.

Summarized consolidated income statements

(2003 adjusted for comparison)

							amounts in millions
USD				EUR			EUR
First nine months				Third quarter			First nine months
2004	2003	%		2004	2003	%	2004	2003	%
			Revenues
17,606	16,273	8	Gross premiums	4,519	4,457	1	14,370	14,647	(2)
6,713	5,484	22	Investment income	1,894	1,832	3	5,479	4,936	11
1,179	948	24	Fees and commissions	324	312	4	962	853	13
257	303	(15)	Income from banking activities	69	88	(22)	210	273	(23)

25,755	23,008	12	Total revenues	6,806	6,689	2	21,021	20,709	2

			Benefits and expenses
2,247	1,701	32	Premiums to reinsurers	633	523	21	1,834	1,531	20
15,166	14,947	1	Benefits paid and provided	3,855	4,071	(5)	12,378	13,453	(8)
147	147	0	Profit sharing and rebates	40	40	0	120	132	(9)
5,297	4,265	24	Commissions and expenses for own account	1,442	1,254	15	4,323	3,839	13
598	530	13	Interest	164	155	6	488	477	2
209	494	(58)	Miscellaneous income and expenditure	48	143	(66)	171	445	(62)

23,664	22,084	7	Total benefits and expenses	6,182	6,186	(0)	19,314	19,877	(3)

2,091	924	126	Income before tax	624	503	24	1,707	832	105
(574)	(311)	85	Corporation tax	(176)	(111)	59	(469)	(280)	68
—	236		Transamerica Finance Corporation	—	43		—	212

1,517	849	79	Net income	448	435	3	1,238	764	62

Condensed consolidated balance sheets							amounts in millions
At Sept. 30 2004 USD	At Dec.31 2003 USD	%		At Sept. 30 2003 USD	At Sept. 30 2003 EUR		At Sept. 30 2004 EUR	At Dec.31 2003 EUR	%
161,096	153,068	5	Investments	151,211	129,773		129,822	121,194	7
310	3,643	(91)	Group companies and participations	3,436	2,949		250	2,884	(91)
130,580	126,412	3	Investments for account of policyholders	114,952	98,654		105,230	100,089	5
11,600	12,389	(6)	Other assets	10,521	9,029		9,348	9,809	(5)

303,586	295,512	3	Total assets	280,120	240,405		244,650	233,976	5

18,645	17,640	6	Total shareholders’ equity [1]	15,656	13,436		15,025	13,967	8
870	0		Junior perpetual capital securities	0	0		701	0
2,397	2,431	(1)	Other capital securities	2,283	1,959		1,932	1,925	0
339	571	(41)	Subordinated loans	556	477		273	452	(40)
3,804	4,153	(8)	Senior debt related to insurance activities	4,692	4,027		3,066	3,288	(7)

26,055	24,795	5	Total capital base	23,187	19,899		20,997	19,632	7

122,732	118,879	3	Technical provisions [2]	116,585	100,057		98,906	94,124	5
130,580	126,412	3	Technical provisions with investments for account of policyholders [3]	114,952	98,654		105,230	100,089	5
24,219	25,426	(5)	Other liabilities [4]	25,396	21,795		19,517	20,131	(3)

303,586	295,512	3	Total shareholders’ equity and liabilities	280,120	240,405		244,650	233,976	5

			[1] Shareholders’ equity January 1 as reported		14,231		14,132	14,231
			Effect of SOP 03-1 implementation		(161)		(165)	(161)
			Realized portion of revaluation account transferred to other surplus fund		(2,056)		(1,281)	(2,056)
			Increase in other surplus fund - transferred
			from revaluation account		2,056		1,281	2,056

			Shareholders’ equity January 1 adjusted		14,070		13,967	14,070
			Net income		764		1,238	1,033
			Dividend paid		(147)		(351)	(147)
			Paid in surplus / Issuance of new shares		3		0	3
			Currency exchange rate differences		(1,265)		237	(1,730)
			Goodwill		(340)		(212)	(358)
			Repurchased and sold own shares		19		26	19
			Change revaluation account		441		21	851
			Sale TFC businesses		—		163	307
			Other changes		(109)		(64)	(81)

18,645	17,640		Shareholders’ equity end of period [5]	15,656	13,436		15,025	13,967

		%							%
44,500	44,906	(1)	2 Of which fixed annuities	44,863	38,502		35,861	35,555	1
29,502	27,209	8	2 Of which GICs and funding agreements	27,923	23,964		23,775	21,543	10
(17,277)	(17,260)	(0)	2 Of which deferred policy acquisition costs	(17,279)	(14,829)		(13,923)	(13,666)	2
43,368	42,260	3	3 Of which variable annuities	38,825	33,321		34,949	33,460	4
7,082	7,144	(1)	4 Of which savings accounts	6,936	5,953		5,707	5,656	1
1,755	1,759	(0)	[5] Including revaluation account	1,145	983		1,414	1,393	2

REPORT OF THE HOLDING COMPANY

Capital and funding

Shareholders’ equity at September 30, 2004, amounted to EUR 15,025 million, an increase of EUR 1,058 million compared to December 31, 2003. The increase is largely due to net income of EUR 1,238 million, positive exchange rate translations of EUR 237 million, the EUR 163 million book gain on the disposal of the majority of TFC’s commercial finance business and an increase in the revaluation reserve of EUR 21 million. Partly offsetting these positive influences were dividend payments of EUR 351 million and a goodwill charge of EUR 212 million related to the acquisitions of distribution companies in the Netherlands and the United Kingdom and the joint venture with CAM in Spain. Implementation of Statement of Position (SOP) 03-1 in AEGON USA resulted in a decline of EUR 165 million in the opening balance of shareholders’ equity on January 1, 2004. The revaluation reserve amounted to EUR 1,414 million on September 30, 2004, compared to EUR 1,393 million at year-end 2003.

At September 30, 2004, shareholders’ equity represented 72% of AEGON’s total capital base, while senior and dated subordinated debt comprised 16% of the total capital base. Capital securities accounted for the remaining 12%. AEGON manages its shareholders’ equity to be at least 70% of the total capital base.

In July of 2004, AEGON successfully completed the issuance of EUR 500 million and USD 250 million in Perpetual Capital Securities, rated A- by S&P and A3 by Moody’s. The proceeds of the issue will be used to refinance maturing senior debt. These transactions further strengthened the quality of AEGON’s capital base.

On July 9, 2004, Moody’s changed its outlook on AEGON debt ratings from negative to stable. The rating agency also affirmed its insurance financial strength (IFS) ratings on AEGON’s U.S. operating companies, as well as its rating on AEGON’s main U.K. operating company.

On July 20, 2004, S&P’s Ratings Services affirmed its ‘A+/A-1’ long- and short-term counterparty credit ratings on AEGON N.V. At the same time, S&P affirmed its ‘AA’ long-term counterparty credit and insurer financial strength ratings on the principal operating companies of the group in Europe and North America.

Interest charges and other

Interest charges and other decreased from EUR 339 million in the first nine months of 2003 to EUR 327 million. The remaining TFC businesses, mainly consisting of maritime container and European trailer leasing, are consolidated and reported in Interest charges and other. TFC reported a loss of EUR 34 million before tax. On an operating basis, TFC reported income before tax of EUR 32 million in the first nine months of this year. AEGON expects to sell the remaining non-core TFC businesses by the end of 2004.

Subsequent events

AEGON reopened the Perpetual Capital Security issue and the amount outstanding increased to EUR 950 million and USD 500 million in October 2004. The proceeds of the issue will be used to refinance maturing senior debt.

AEGON sold TFC’s maritime container leasing business to TAL International Group, Inc. for a purchase price of USD 1.2 billion. AEGON will use the net proceeds to redeem debt. AEGON expects to sell TFC’s European Trailer Leasing business by the end of 2004.

Recently, a great deal of attention has been given to the investigations by various regulatory bodies in the United States, including the New York Attorney General’s office, regarding bid rigging. These investigations appear to be directed at the property and casualty business. AEGON’s US operations do not include property and casualty business. Lately, group insurance has been mentioned as an additional area of review. In the US, group business accounts for a small percentage of AEGON’s operations. Most of its group life business is sold directly to the customer through the Direct Marketing operations. As a large insurance organization, AEGON has been and will periodically be requested to provide information in the context of such investigations, both formally and informally by various regulatory bodies. AEGON will cooperate with these requests, whether they are submitted verbally, in writing or in the form of a subpoena.

Revenues and production

(2003 adjusted for comparison)

							amounts in millions
USD				EUR			EUR
First nine months				Third quarter			First nine months
2004	2003	%		2004	2003	%	2004	2003	%
			Revenues
1,637	1,513	8	Life general account single premiums	399	380	5	1,336	1,362	(2)
4,930	4,491	10	Life general account recurring premiums	1,323	1,302	2	4,024	4,042	(0)
3,902	3,975	(2)	Life policyholders account single premiums	1,072	1,148	(7)	3,185	3,578	(11)
4,188	3,533	19	Life policyholders account recurring premiums	974	863	13	3,418	3,180	7

14,657	13,512	8	Total life insurance gross premiums	3,768	3,693	2	11,963	12,162	(2)
2,185	2,079	5	Accident and health insurance premiums	570	589	(3)	1,783	1,871	(5)
764	682	12	General insurance premiums	181	175	3	624	614	2

17,606	16,273	8	Total gross premiums	4,519	4,457	1	14,370	14,647	(2)
6,353	5,474	16	Investment income insurance activities	1,797	1,826	(2)	5,185	4,927	5
1,179	948	24	Fees and commissions	324	312	4	962	853	13
257	303	(15)	Income from banking activities	69	88	(22)	210	273	(23)

25,395	22,998	10	Total revenues business units	6,709	6,683	0	20,727	20,700	0
360	10		Income from other activities	97	6		294	9

25,755	23,008	12	Total revenues	6,806	6,689	2	21,021	20,709	2

			Revenues by product segment
21,344	19,698	8	Life insurance	5,628	5,597	1	17,421	17,730	(2)
2,550	2,466	3	Accident and health insurance	665	708	(6)	2,081	2,219	(6)
827	733	13	General insurance	201	189	6	675	660	2
257	303	(15)	Banking activities	69	88	(22)	210	273	(23)
360	10		Other activities	97	6		294	9
417	(202)		Realized gains and losses on shares and real estate	146	101	45	340	(182)

25,755	23,008	12	Total revenues	6,806	6,689	2	21,021	20,709	2

3,999	8,491	(53)	Investment income for account of policyholders	1,161	2,157	(46)	3,264	7,643	(57)

			Standardized new premium production life insurance
5,300	4,865	9	Single premiums	1,403	1,258	12	4,326	4,379	(1)
1,556	1,594	(2)	Recurring premiums annualized	407	472	(14)	1,270	1,435	(11)
2,086	2,081	0	Total recurring plus 1/10 single	548	598	(8)	1,703	1,873	(9)

			Deposits
2,414	4,374	(45)	Fixed annuities	620	905	(31)	1,970	3,937	(50)
7,838	7,598	3	GICs and funding agreements	2,474	1,813	36	6,397	6,839	(6)
4,157	5,243	(21)	Variable annuities	1,029	1,108	(7)	3,393	4,719	(28)

14,409	17,215	(16)	Total	4,123	3,826	8	11,760	15,495	(24)
2,834	2,446	16	Savings deposits	685	679	1	2,313	2,202	5

17,243	19,661	(12)	Total production on balance sheet	4,808	4,505	7	14,073	17,697	(20)

			Net deposits
(1,859)	1,208		Fixed annuities	(508)	(27)		(1,517)	1,087
1,747	1,367	28	GICs and funding agreements	459	(105)		1,426	1,231	16
891	2,319	(62)	Variable annuities	241	309	(22)	727	2,087	(65)

779	4,894	(84)	Total	192	177	8	636	4,405	(86)
(129)	(702)	82	Savings deposits	(126)	(183)	31	(105)	(632)	83

650	4,192	(84)	Total net deposits	66	(6)		531	3,773	(86)

			Off balance sheet production
4,778	11,239	(57)	Synthetic GICs	1,307	3,726	(65)	3,900	10,116	(61)
			Mutual funds/Collective Trusts and
9,449	8,491	11	other managed assets	2,327	2,701	(14)	7,712	7,643	1

14,227	19,730	(28)	Total production off balance sheet	3,634	6,427	(43)	11,612	17,759	(35)

Investments, assets and capital geographically

					amounts in million EUR (unless otherwise stated)
Americas USD	United Kingdom GBP	At September 30, 2004	Americas	The Netherlands	United Kingdom	Other countries	Total EUR	Total USD
		Investments
118,558	1,456	Fixed income	95,542	14,275	2,120	2,317	114,254	141,778
4,361	52	Shares and real estate	3,515	5,620	76	97	9,308	11,550
122,919	1,508	Total general account	99,057	19,895	2,196	2,414	123,562	153,328

12,362	17,411	Fixed income	9,962	12,139	25,351	123	47,575	59,036
34,945	14,959	Shares and real estate	28,161	7,495	21,780	219	57,655	71,544
47,307	32,370	Total policyholders account	38,123	19,634	47,131	342	105,230	130,580

170,226	33,878	Total insurance activities	137,180	39,529	49,327	2,756	228,792	283,908
—	—	Banking activities	—	6,195	—	—	6,195	7,687
71,965	746	Off balance sheet assets	57,994	11,098	1,086	681	70,859	87,929

242,191	34,624	Total business units	195,174	56,822	50,413	3,437	305,846	379,524
		Other investments					65	81

		Total group					305,911	379,605

177,858	34,556	Assets business units	143,330	47,463	50,314	3,076	244,183	303,007
		Other assets					467	579

		Total assets on balance sheet					244,650	303,586

18,357	2,254	Capital in units	14,793	3,174	3,282	509	21,758	27,000

		Total capital base					20,997	26,055
		Other net liabilities					761	945

		Total					21,758	27,000

		At September 30, 2003
		Investments
113,903	1,121	Fixed income	97,754	13,200	1,604	1,875	114,433	133,337
3,565	87	Shares and real estate	3,060	5,213	125	127	8,525	9,933
117,468	1,208	Total general account	100,814	18,413	1,729	2,002	122,958	143,270

12,544	16,286	Fixed income	10,765	10,665	23,312	387	45,129	52,584
29,682	14,428	Shares and real estate	25,474	7,198	20,652	201	53,525	62,368
42,226	30,714	Total policyholders account	36,239	17,863	43,964	588	98,654	114,952

159,694	31,922	Total insurance activities	137,053	36,276	45,693	2,590	221,612	258,222
—	—	Banking activities	—	6,792	—	—	6,792	7,914
62,021	855	Off balance sheet assets	53,228	9,225	1,224	514	64,191	74,795

221,715	32,777	Total business units	190,281	52,293	46,917	3,104	292,595	340,931
		Other investments					23	27

		Total group					292,618	340,958

165,443	32,443	Assets business units	141,987	45,923	46,440	2,896	237,246	276,439
		Other assets					3,159	3,681

		Total assets on balance sheet					240,405	280,120

16,998	2,079	Capital in units	14,588	2,623	2,976	447	20,634	24,043

		Total capital base					19,899	23,187
		Other net liabilities					735	856

		Total					20,634	24,043

		As at December 31, 2003
		Investments
113,396	1,316	Fixed income	89,783	12,330	1,868	1,846	105,827	133,660
3,831	76	Shares and real estate	3,033	5,502	108	141	8,784	11,094
117,227	1,392	Total general account	92,816	17,832	1,976	1,987	114,611	144,754

12,478	16,592	Fixed income	9,880	11,096	23,542	427	44,945	56,765
33,472	15,085	Shares and real estate	26,502	7,032	21,403	207	55,144	69,647
45,950	31,677	Total policyholders account	36,382	18,128	44,945	634	100,089	126,412

163,177	33,069	Total insurance activities	129,198	35,960	46,921	2,621	214,700	271,166
—	—	Banking activities	—	6,360	—	—	6,360	8,033
63,750	954	Off balance sheet assets	50,475	10,514	1,354	509	62,852	79,382

226,927	34,023	Total business units	179,673	52,834	48,275	3,130	283,912	358,581
		Other investments					223	281

		Total group					284,135	358,862

168,993	33,681	Assets business units	133,803	45,855	47,788	3,059	230,505	291,128
		Other assets					3,471	4,384

		Total assets on balance sheet					233,976	295,512

17,517	2,173	Capital in units	13,869	2,865	3,083	481	20,298	25,636

		Total capital base					19,632	24,795
		Other net liabilities					666	841

		Total					20,298	25,636

Explanatory notes

The published figures are unaudited.

Traditional life includes income on traditional and fixed universal life products.

Life insurance with investments for account of policyholders includes income on variable universal life, unitised pension (UK), other unit-linked products with investments for account of policyholders and with profit fund in the UK.

Fee business includes income on off balance sheet type products.

Gross margin is calculated as the sum of income before realized gains and losses on shares and real estate and commissions and expenses.

Currencies

Income statement items: average rate 1 EUR = USD 1.2252 (2003: USD 1.1110).

Balance sheet items: closing rate 1 EUR = USD 1.2409 (2003: USD 1.1652; year-end 2003: USD 1.2630).

Supplemental disclosure

Comparability adjustments made to certain amounts reported in the 2003 financials.

The adjustments made to the 2003 financial amounts presented in this report are made for comparability purposes.

The following adjustments have been adopted as of January 1, 2004:

•	Discontinuance of the indirect income method. Gains and losses on shares and real estate are no longer recognized in the income statement by applying the indirect income method, but instead are recognized when realized.

•	Statement of Position (SOP) 03-1 issued by the Accounting Standards Executive Committee (AcSEC) of the AICPA. SOP 03-1 addresses a number of items within FAS 97, and two elements in particular have an effect on AEGON USA, resulting in a change in the opening balance of shareholders’ equity at January 1, 2004, of EUR 165 million. Firstly, shareholders’ equity has been reduced (EUR 179 million) related to the establishment of additional mortality based reserves on universal life contracts. The implementation changes the timing of the recognition of mortality profits into earnings. Secondly, shareholders’ equity has been increased (EUR 14 million) for the SOP methodology for reserving for minimum guaranteed living and death benefits on variable annuity and variable life contracts. The effects of the adoption of SOP 03-1 are relevant for the Americas and the Group totals only.

HIGHLIGHTS – Third quarter 2004 (amounts in millions, except per share data, 2003 adjusted for comparability)

Third quarter 2004 USD	Third quarter 2003 as adjusted USD	Third quarter 2003 as reported USD		Third quarter 2004 EUR	Third quarter 2003 as adjusted EUR	%	Third quarter 2003 as reported EUR
597	450	466	Income before realized gains and losses / indirect income on shares and real estate	489	402	22%	415
165	111	—	Realized gains and losses on shares and real estate	135	101	34%	—
—	—	176	Indirect income on shares and real estate	—	—	—	157
762	561	642	Income before tax	624	503	24%	572
419	377	—	Net income before realized gains and losses on shares and real estate	343	336	2%	—
0.26	0.24	—	- per share	0.21	0.21	0%	—
548	486	521	Net income	448	435	3%	464
0.36	0.31	0.33	- per share	0.29	0.28	4%	0.30

HIGHLIGHTS – First nine months 2004

(amounts in millions, except per share data, 2003 adjusted for comparability)

First nine months 2004 USD	First nine months 2003 as adjusted USD	First nine months 2003 as reported USD		First nine months 2004 EUR	First nine months 2003 as adjusted EUR	%	At constant currency exchange rates %	First nine months 2003 as reported EUR
1,688	1,126	1,171	Income before realized gains and losses/indirect income on shares and real estate	1,378	1,014	36%	46%	1,054
403	(202)	—	Realized gains and losses on shares and real estate	329	(182)	—	—	—
—	—	519	Indirect income on shares and real estate	—	—	—	—	467
2,091	924	1,690	Income before tax	1,707	832	105%	124%	1,521
1,196	1,042	—	Net income before realized gains and losses on shares and real estate	976	938	4%	13%	—
0.75	0.66	—	- per share	0.61	0.59	3%	13%	—
1,517	849	1,470	Net income	1,238	764	62%	78%	1,323
0.97	0.52	0.94	- per share	0.79	0.47	68%	86%	0.85

Non-GAAP measures (Regulation G)

This press release includes a non-GAAP financial measure: Net income before realized gains and losses on shares and real estate. The reconciliation of this measure to the most comparable GAAP measure is shown below in accordance with Regulation G. AEGON believes the non-GAAP measure shown herein, together with the GAAP information, provides a meaningful measure for the investing public to evaluate AEGON’s business relative to the businesses of our pee rs.

	In EUR million	Per common share	In EUR million	Per common share
	Third quarter 2004		Third quarter 2003 (adjusted)
Net income before realized gains and losses on shares and real estate	343	0.21	336	0.21
Realized gains and losses on shares and real estate	135		101
Corporation tax on realized gains and losses on shares and real estate	(30)		(2)
Net income	448	0.29	435	0.28

	First nine months 2004		First nine months 2003 (adjusted)
Net income before realized gains and losses on shares and real estate	976	0.61	938	0.59
Realized gains and losses on shares and real estate	329		(182)
Corporation tax on realized gains and losses on shares and real estate	(67)		8
Net income	1,238	0.79	764	0.47

Local currencies and constant currency exchange rates

This press release contains certain information about our results and financial condition in USD for the Americas and in GBP for the United Kingdom because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about us presented in euro, which is the currency of our primary financial statements.

Forward looking statements

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as ‘believe’, ‘estimate’, ‘intend’, ‘may’, ‘expect’, ‘anticipate’, ‘predict’, ‘project’, ‘counting on’, ‘plan’, ‘continue’, ‘want’, ‘forecast’, ‘should’, ‘would’, ‘is confident’ and ‘will’ and similar expressions as they relate to us are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations, including, but not limited to, the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, including:

•	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in value of equity and debt securities we hold;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity and other factors that may affect the profitability of our insurance products;

•	Changes affecting interest rate levels and continuing low interest rate levels;

•	Changes affecting currency exchange rates, including the EUR/USD and EUR/GBP exchange rates;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting our operations, the products we sell and the attractiveness of certain products to our consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	Acts of God, acts of terrorism and acts of war;

•	Changes in the policies of central banks and/or foreign governments;

•	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

•	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives.

AEGON N.V.

Group Corporate Affairs & Investor Relations

The Hague, the Netherlands
Analysts & Investors	+31 (0)70 344 83 05
Media	+31 (0)70 344 83 44
Email	gca-ir@aegon.nl

Baltimore, the United States
Analysts & Investors	+1 877 548 9668 (toll free) / +1 410 576 45 77
Media	+1 410 576 45 26
Email	ir@aegonusa.com

Website: www.aegon.com

Analyst and investor conference call

An analyst and investor conference call on the first nine months and the third quarter 2004 earnings will be held today at 15.00 MET (14.00 GMT; 09.00 a.m. ET)

The listen-only phone numbers for the conference call are as follows:

+31 (0)45 6316901	(the Netherlands)
+44 (0)208 901 6950	(United Kingdom)
+1 303 262 2130	(United States and Canada)